UCI HOLDINGS LIMITED

LEVEL NINE 148 QUAY STREET PO BOX 3515 AUCKLAND 1140 NEW ZEALAND

TELEPHONE (64-9) 366 6259 FAX (64-9) 366 6263

August 5, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that UCI Holdings Limited has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report on Form 6-K for the three months ended June 30, 2014 which was filed with the U.S. Securities and Exchange Commission on August 5, 2014. The disclosure can be found on page 22 of the Quarterly Report on Form 6-K and is incorporated by reference herein.

Very truly yours,

UCI Holdings Limited

/s/ Keith Zar
Keith Zar
Group Legal Counsel